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Women-ledMinority-owned
Blendily

Botanical Kitchen

2206 Market Street NW
Seattle, WA 98107
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $500 invested.
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THE PITCH
Blendily is seeking investment to open a new location in Seattle, Washington.
Adding A LocationLease Secured
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OUR STORY

Blendily creates a spectrum of handmade botanical products for self-care head-to-toe. We use fresh plants & flowers in our creations that we grow & gather ourselves, or source directly from farms & purveyors that honor the land that they cultivate.

Blendily's ingredients are locally sourced, as close to origin as possible.
Blendily is an antidote to chemical-laden, mass-manufactured cosmetics.
All products are made and naturally processed in-house.
WAKING UP WITH BLENDILY
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OUR PRODUCTS
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THE OPPORTUNITY

After successfully launching and growing our business with our first location in Portland, OR, we're excited to be expanding Blendily to our second retail location in Seattle, WA.

All of our products will continue to be hand-made fresh in our botanic kitchens with Pacific Northwest Spirit & Cascadian Medicinal Plants 🌿
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THE TEAM
Ivy Chuang
Founder

Trained in design, herbalism, and aesthetics, Ivy is the Chief Botanical Alchemist responsible for all of Blendily's product formulations.

Her values of sustainability and supporting local farmers, BIPOC and female leadership are a part of her business philosophy.

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PRESS
When Customer Care Isn't Enough, Call the Customer Delight Brigade

Some companies are paying to impress customers with more than just smooth service. Cupcakes, flowers and handwritten notes abound.

An Alberta Skin Care "Kitchen" Introduces Your Face to the Garden

Blendily makes all-natural body goods fresh from flowers and herbs grown and foraged around Portland.

Gua Sha Tutorial: The Benefits Of The Latest Viral TikTok Trend & How To Do It

The latest TikTok movement is the practice of facial Gua Sha, a part of traditional Chinese medicine that helps de-puff and contour your face. Learn how to properly do it at home & all of the b…

More Than 200 Asian American- And Asian-Owned Beauty Brands And Retailers To Support Now And Forever - Beauty Independent

We want to recognize the incredible contributions of Asian- and Asian American-owned beauty businesses. Here's a list of 200-plus of them.

Episode 45 features Ivy Chuang / Blendily - 101.9 KINK

Episode 45 features Ivy Chuang, founder and fuse at Blendily Blendily

All The "Back" To "School" Stuff We're Actually Shopping

The stress-relievers, crisp organizers, not-ugly office chairs, and other office must-have products that keep our workweeks afloat.

Your skin care routine would benefit from a facial mist — here's why

Give your skin a moisturizing boost this summer.

World Changing Ideas Awards 2021: Students Finalists and Honorable Mentions

Blendily's Collab with the students of PNCA receives honorable mention

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Seattle Store Build-Out $7,500
Seattle Staff Hires $1,900
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $180,000 $280,000 $450,000 $591,428 $650,000
Cost of Goods Sold $63,000 $98,000 $157,500 $206,999 $227,499
Gross Profit $117,000 $182,000 $292,500 $384,429 $422,501

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $80,000 $124,444 $199,999 $262,855 $288,886
Insurance $4,000 $4,100 $4,202 $4,307 $4,414
Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518
Operating Profit $-46,000 $-27,519 $5,301 $32,196 $42,005
This information is provided by Blendily. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast.

Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Blendily-VisionDeck-2021.pdf

Investment Round Status

Target Raise $10,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends December 10, 2021

Summary of Terms

Legal Business Name Blendily WA LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $500 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 0.3%-3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2026

Financial Condition

No operating history

Blendily WA LLC was established in September 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Blendily LLC (Oregon) has been operating since April 2014 and has since achieved the following milestones:

Opened brick-and-mortar location in Portland, Oregon in November 2018

Achieved revenue of $93,635 in 2019 in the first calendar year of operation, which grew to $100,391 in 2020 (7.2% increase), despite the immense challenges posed by the COVID-19 pandemic.

Had Cost of Goods Sold (COGS) of $35,779, which represented gross profit margin of 61.7% in 2019. COGS were then $36,470 the following year, which implied gross profit margin of 63.6%

Blendily WA, LLC has been established to open our 2nd location in Seattle, Washington.

Both Blendily LLC (Oregon) and Blendily WA LLC are currently 100% owned by Blendily Founder Ivy Chuang.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Blendily to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Blendily operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Blendily competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Blendily's core business or the inability to compete successfully against the with other competitors could negatively affect Blendily's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Blendily's management or vote on and/or influence any managerial decisions regarding Blendily. Furthermore, if the founders or other key personnel of Blendily were to leave Blendily or become unable to work, Blendily (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Blendily and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Blendily is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Blendily might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Blendily is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Blendily

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Blendily's financial performance or ability to continue to operate. In the event Blendily ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Blendily nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Blendily will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Blendily is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Blendily will carry some insurance, Blendily may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Blendily could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Blendily's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Blendily's management will coincide: you both want Blendily to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Blendily to act conservative to make sure they are best equipped to repay the Note obligations, while Blendily might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Blendily needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Blendily or management), which is responsible for monitoring Blendily's compliance with the law. Blendily will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Blendily is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Blendily fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Blendily, and the revenue of Blendily can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Blendily to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Blendily WA LLC is a newly established entity and has no history for prospective investors to consider.

This information is provided by Blendily. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Blendily isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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